

September 9, 2011

Via E-mail
Mr. B. Lynne Parshall
Chief Operating Officer and Chief Financial Officer
Isis Pharmaceuticals, Inc.
1896 Rutherford Road
Carlsbad, CA 92008

Re: **Isis Pharmaceuticals, Inc.**
      Form 10-K for the Year Ended December 31, 2010
      Filed March 1, 2011
      Form 10-Q for the Quarterly Period Ended March 31, 2011
      Filed May 6, 2011
      Schedule 14A
      Filed April 28, 2011
      File No. 000-19125

Dear Mr. Parshall:

We have reviewed your August 12, 2011 response to our July 29, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Financial Statements
Collaborative Arrangements and Licensing Agreements

1. We acknowledge your response to comment two. However, we believe that disclosure of each revenue milestone that you may potentially earn under the existing agreements is required under ASC 605-28-50-2. Accordingly, please revise your proposed disclosure to describe each milestone and related contingent consideration. In addition, if true, please also revise your proposed disclosure to clarify that you consider all potential milestones to be substantive.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant